Filed Pursuant to Rule 433

Registration No. 333-205139-02

November 16, 2017

Pricing Term Sheet

Issuer:	Ameren Illinois Company
Expected Ratings (Moody’s/S&P)*:	A1 / A
Trade Date:	November 16, 2017
Settlement Date:	November 28, 2017 (T+7)**
Issue:	3.70% First Mortgage Bonds due 2047
Principal Amount:	$500,000,000
Coupon (Interest Rate):	3.70% per annum
Maturity:	December 1, 2047
Benchmark Treasury:	2.750% due August 15, 2047
Benchmark Treasury Price:	98-25+
Benchmark Treasury Yield:	2.810%
Spread to Treasury:	+93 basis points
Re-offer Yield:	3.740%
Offering Price (Issue Price):	99.282%
Interest Payment Dates:	June 1 and December 1, commencing June 1, 2018
Optional Redemption:

Prior to June 1, 2047, at any time at the greater of (1) 100% of the principal amount or (2) the sum of the present values of the remaining scheduled payments of principal and interest that would be payable on any First Mortgage Bonds to be redeemed if such First Mortgage Bonds matured on June 1, 2047 discounted at the Adjusted Treasury Rate plus 15 basis points, in each case plus accrued and unpaid interest, and on or after June 1, 2047, at any time at 100% of the principal amount plus accrued and unpaid interest.

CUSIP / ISIN:	02361DAR1 / US02361DAR17
Joint Book-Running Managers:	J.P. Morgan Securities LLC
Mizuho Securities USA LLC
MUFG Securities Americas Inc.
BNP Paribas Securities Corp.
KeyBanc Capital Markets Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
Co-Managers:	BNY Mellon Capital Markets, LLC
U.S. Bancorp Investments, Inc.
Blaylock Van, LLC
C.L. King & Associates, Inc.
Loop Capital Markets LLC

The term “Adjusted Treasury Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 16, 2017.

* A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating.  The rating is subject to revision or withdrawal at any time by the assigning rating organization.

**  The Issuer expects to deliver the First Mortgage Bonds against payment for the First Mortgage Bonds on or about the Settlement Date specified above, which will be the seventh business day following the date hereof.  Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise.  Accordingly, purchasers who wish to trade First Mortgage Bonds on the date hereof or the next four succeeding business days will be required, by virtue of the fact that the First Mortgage Bonds are expected to initially settle in T+7, to specify alternative settlement arrangements to prevent a failed settlement.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Mizuho Securities USA LLC toll-free at 1-866-271-7403 or MUFG Securities Americas Inc. toll-free at 1-877-649-6848.